January 7, 2013

Larry Spirgel, Assistant Director

Christy Adams

Terry French

Celeste M. Murphy

Ajay Koduri

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR AND FEDERAL EXPRESS

Re:

Privileged World Travel Club, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed December 27, 2012

File No. 333-183743

Dear Mr. Spirgel, Ms. Adams, Mr. French, Ms. Murphy, and Mr. Koduri:

This letter is written on behalf of Privileged World Travel Club, Inc., (the “Company”), and responds to the letter of the Commission staff (the “Staff”) dated January 3, 2013 (the “Comment Letter”), with regard to the above-referenced Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 (the “Registration Statement” or “S-1”), SEC File No. 333-183743, and contains the Company’s responses to the Staff’s comments.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 6”) to respond to the Staff’s comments and to provide additional information.  A paper copy of Amendment No. 6, redlined to show changes to the original Registration Statement, has also been provided for your convenience.

For your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 6.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 6.

General

Comment No. 1. We note your response to comment 1 from our letter dated December 21, 2012. We believe Triton Distribution Systems, Inc. and Mr. Lykiardopoulos are parents of Privileged; please remove your disclosure to the contrary. Further, it does not appear under Rule 415(a)(1)(i) of the Securities Act that the securities held by Triton or Mr. Lykiardopolous may be sold on a continuous or delayed basis. Please explain how the securities held by Triton and Mr. Lykiardopolous may be offered under Rule 415.

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com

Response to Comment No. 1

The Company has removed the shares proposed to be sold by Triton Distribution Systems, Inc. (“Triton”) and Mr. Lykiardopoulos from the Registration Statement, and has removed references to Triton and Mr. Lykiardopoulos as Selling Stockholders.

Comment No. 2. We note your response to comment 2 from our letter dated December 21, 2012. Based on the facts and circumstances, it appears that the Triton Creditor Selling Stockholders are acting as conduits for Privileged and the registration of their shares for resale is an indirect primary offering. We further note the short amount of time the Triton Creditor Selling Stockholders have held their shares before registration for resale; the de minimis amount of new consideration given for their shares; and that their former notes have been in default since January 2008 to December 2009. Please revise to state the Triton Creditor Selling Stockholders are underwriters. Further, because the Triton Creditor Selling Stockholders are underwriters, their offering is on behalf of the company and the offering may not proceed at the market under 415(a)(4) because the qualifications of 415(a)(1)(x) are not met. Therefore, please revise to fix the price of this offering.

Response to Comment No. 2

The Company has revised Amendment No. 6 to state that the Triton Creditor Selling Stockholders are underwriters as requested by the Staff.  Additionally, the Company has revised Amendment No. 6 to provide a fixed price for the offering, and to remove references to sales of the shares by the Selling Stockholders at market prices once a market develops.

Conclusion

Effectiveness of this Registration Statement is critical to the Company.  As noted in the Registration Statement, the Company has an investor willing to provide $5,000,000 in funding to the Company upon the effectiveness of this Registration Statement.  As such, the Company respectfully requests the Staff to review this response letter as quickly as possible.

Finally, the undersigned acknowledges, on behalf of the Company:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory Lykiardopoulos, Chairman of the Company, or Park Lloyd, counsel to the Company, at (801) 415-3000, if you have any additional questions or wish to discuss any matters with respect to this letter or Amendment No. 5.

Very truly yours,

Privileged World Travel Club, Inc.

By:  /s/ Gregory Lykiardopoulos

Gregory Lykiardopoulos, Chairman

1 Blackfield Drive, Suite 185, Tiburon, California 94920

Phone (415) 888-2478, Fax (415) 888-3271

gregoryl@privilegedworldtravel.com

www.privilegedworldtravel.com